DC

No Act
P.E. 12-16-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03004519

January 9, 2003

Darlene D. Kleiner
Assistant General Counsel
Verizon Communications Inc.
1095 Avenue of the Americas
Room 3869
New York, NY 10036

Act 1934
Section
Rule 14A-8
Public Availability 1-9-2003

RE: Verizon Communications Inc.
Incoming letter dated December 16, 2002

Dear Ms. Kleiner:

This is in response to your letter dated December 16, 2002 concerning the shareholder proposal submitted to Verizon by Roger Kaul. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Roger Kaul
P.O. Box 795
Olney, MD 20830

1095 Avenue of the Americas
Room 3869
New York, NY 10036
Tel 212 395-6299
Fax 212 575-6386

Darlene D. Kleiner
Assistant General Counsel

verizon

December 16, 2002

VIA UPS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Verizon Communications Inc.
Commission File No. 1-8606
Rule 14a-8, Shareholder Proposal
of Roger Kaul

Ladies and Gentlemen:

Verizon Communications Inc. (the "Corporation") received a letter, dated October 25, 2002, from Roger Kaul (the "Proponent"), requesting that the Corporation submit a proposal (the "Proposal") to the Corporation's 2003 Annual Meeting of Shareholders. The Proposal seeks "improved quality control procedures for advertisements in the Yellow Pages" and a change in the Corporation's compensation policy for "erroneous advertisements". A copy of the Proponent's request and the Proposal are attached hereto as Exhibit A.

On behalf of the Corporation, I hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Corporation's intention to omit the Proposal from the Corporation's Proxy Materials in connection with the 2003 Annual Meeting of Shareholders for the reasons hereinafter set forth. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I enclose for filing five additional copies of this letter and the Exhibit hereto.

Rule 14a-8(i)(7): Ordinary Business Operations

Under Rule 14a-8(i)(7), a proposal is excludable from a company's proxy materials if it deals with a matter relating to the conduct of the ordinary business operations of the company. The Proposal relates to the determination of the "quality control procedures" for advertisements in the Yellow Pages directories published by the Corporation and to the Corporation's policy with regard to customer complaints for errors and omissions in Yellow Pages advertisements. As such, the Proposal addresses matters clearly within the scope of the Corporation's ordinary business operations. The Proposal seeks to micro-manage the Corporation's policies and relationships with its directory customers by addressing tasks that are fundamental to management's ability to run the Corporation on a day-to-day basis.

According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "*to confine the resolution of ordinary business problems to* management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998). This Release went on to state that "certain tasks are so fundamental to management's ability to run a company on a day to day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Thus, the Commission Staff has consistently agreed that proposals similar to the Proposal are excludable from the company's proxy materials under Rule 14a-8(i)(7). See, e.g., Houston Industries Inc. (March 1, 1999) (proposal regarding handling of customer complaints); AT&T Corp. (February 8, 1998) (proposal regarding handling of customer complaints and suggestions); WorldCom, Inc. (January 30, 2002) (proposal regarding customer billing disputes).

Rule 14a-8(i)(4): Personal Grievance or Special Interest

Under Rule 14a-8(i)(4), a Proposal may be excluded from a company's proxy materials if it relates to the redress of a personal claim or grievance, or if it is designed to result in a benefit to the proponent or to further a personal interest not shared by the other shareholders. The Proposal seeks to further a special interest, namely that of advertisers in the Corporation's Yellow Pages, which is not shared proportionately by the other shareholders at large. The Staff has consistently permitted the exclusion of proposals which use broad terms in order to appear to represent the general interests of shareholders when, in fact, such proposals seek to redress a personal grievance or to advance a special interest. See, e.g., Sara Lee Corp. (August 10, 2001) (proposal regarding approval of payments used to address personal grievance regarding the cessation of a portion of the company's business).

The Corporation believes that the Proposal was submitted as a means of promoting the special interest of advertisers in the Corporation's Yellow Pages. Indeed, the very nature of the Proposal itself suggests that it is designed to further a special interest since the compensation mechanism set out therein for directory errors and omissions is, on its face, commercially unreasonable. The

Corporation is not aware of any directory publisher that compensates its advertisers for errors or omissions at a rate of ten (10) times or one hundred (100) times the normal annual fee for the advertising. Despite a publisher's best efforts, almost any directory will contains some errors and omissions. It would clearly not be in the shareholders' best interests to compensate for such errors and omissions at the level called for in the Proposal.

Rule 14a-8(i)(4) is designed to prevent shareholders from using the proposal process to redress a personal grievance or to further a special interest rather than an interest shared by other shareholders. (See Securities Exchange Act Release No. 34-20091, August 16, 1983.) In my opinion, the Proposal should be omitted pursuant to Rule 14a-8(i)(4).

* * * * * * * *

For each of the above reasons, it is my opinion that the Proposal may properly be omitted from the Proxy Materials for the Corporation's 2003 Annual Meeting of Shareholders. I respectfully request your confirmation that the Commission Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Materials for the Corporation's 2003 Annual Meeting of Shareholders.

Kindly acknowledge receipt of the letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (212) 395-6299.

Very truly yours,

Darlene D. Kleiner
Assistant General Counsel

Enclosures

DDK/fi

cc: Roger Kaul

Exhibit A

P. O. Box 795
Olney, MD 21830
October 25, 2002

Corporate Secretary
Verizon Communications, Inc.
1095 Avenue of the Americas
38th Floor
New York, NY 10036

Dear Corporate Secretary:

I wish to introduce the enclosed proposal in Verizon's 2003 Proxy Statement.

Sincerely,

Roger Kaul

Roger Kaul

Roger Kaul, P. O. Box 795, Olney, MD 20830, owner of 1,013 shares of the Company's common stock, proposes the following:

"**Resolved:** The shareholders of Verizon urge the Board of Directors to establish improved quality control procedures for advertisements in the Yellow Pages. As a minimum, no advertisement shall be published without the review of the advertisement and written approval (no verbal approval will be accepted) by the advertiser. If, following written approval, Verizon omits, miss-categorizes, or changes the content of the advertisement, Verizon agrees to compensate the advertiser at ten (10) times the normal annual fee and to pay this in one lump sum within 30 days of being notified in writing via registered mail of the error. If Verizon fails to correct the advertising error in a future edition of the Yellow Pages, Verizon agrees to compensate the advertiser at one-hundred (100) times the normal annual fee and to pay this in one lump sum within 30 days of being notified in writing via registered mail of the error. Verizon is directed to publish the new procedures in all editions of the Yellow Pages clearly highlighting the changes in policy and where to submit error notices beginning with editions published in 2004.

Reasons: Errors in the Yellow Pages may continue for years, even when Verizon is notified of the error. The Yellow Pages represent a valuable source of advertising for companies. Erroneous advertisements in the Yellow Pages do not attract customers and reflect negatively on both the advertising companies and Verizon. Quality control within Verizon must be increased to prevent errors. Written approval of reviewed advertisements should provide a big step in improving the process.

In addition, the current policy of compensating for erroneous advertisements does not financially motivate Verizon to correct advertisements, as demonstrated by making the same mistake two years in a row. Hence, the need to significantly compensate companies for erroneous advertisements that bring in reduced or no business and reflect negatively on the advertiser. Verizon must be motivated to reduce its error rate. If Verizon's error rate is low, the additional cost of this policy is also low. The increased error costs proposed will demonstrate to advertisers that Verizon is financially willing to compensate for lost business due to Verizon's error(s).

If you AGREE, please mark your proxy FOR this resolution."

*1999 SEC No-Act. LEXIS 253, **

1999 SEC No-Act. LEXIS 253

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

March 1, 1999

CORE TERMS: shareholder, proponent, customer, registrant, billing, omission, lawsuit, time-frame, recommend, proxy, responded, electric, dollars, usage, omit, enforcement action, proxy statement, office building, subject matter, respectfully, unsuccessful, investigate, handling, vacant, modest, annual meeting, customer service, recommendation, micro-manage, undersigned

[*1] Houston Industries Incorporated

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 1, 1999

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Houston Industries** Incorporated
Incoming letter dated January 7, 1999

The proposal recommends that usage or billing complaints from customers be responded to within 10 days.

There appears to be some basis for you view that **Houston Industries** may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e. the procedures for handling customer complaints). Accordingly, we will not recommend enforcement action to the Commission if **Houston Industries** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position we have not found it necessary to address the alternative basis for omission upon which **Houston Industries** relies.

Sincerely,

Dennis Bertron
Attorney Adviser

INQUIRY-1:

H **Houston Industries** Incorporated

P.O. Box 1700 Houston, Texas 77251-1700 (713) 207-7265 Fax (713) 207-5503

January 7, 1999

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. **[*2]** 20549

Re: **Houston Industries** Incorporated
Shareholder Proposal Submitted by Michael Schaefer, Trustee
Rule 14a-8/Securities Exchange Act of 1934

Ladies and Gentlemen:

Houston Industries Incorporated, a Texas corporation (the "Company"), has received a shareholder proposal for inclusion in the Company's proxy materials ("Proxy Materials") for its 1999 Annual Meeting from Michael Schaefer, Trustee (the "Proponent"). The proposal and its supporting statement (the "Proposal") recommend that the Board of Directors cause the Company to respond within a ten day time period to all billing and usage complaints received from its electric utility customers.

Pursuant to Rule 14a-8(j), the Company is filing with the Securities and Exchange Commission (the "Commission") six paper copies of this letter together with six copies of the Proposal (attached as **Exhibit A** hereto). By copy of this letter, the Company is simultaneously providing a copy of this submission to the Proponent.

This letter is being submitted at least 80 calendar days before the date the Company currently expects to file its Proxy Materials in definitive form with the Commission.

Request for Staff Confirmation That Proposal [*3] May Be Omitted

The Company intends to omit the Proposal from its Proxy Materials, and respectfully requests that the Division of Corporation Finance (the "Division") not recommend enforcement action if the Proposal is so omitted. The Company believes that the Proposal may be omitted for at least the following reasons:

> 1. The Proposal deals with matters relating to the conduct of the Company's ordinary business operations (in this case, the specific time-frame in which the Company must respond to customer billing inquiries) and thus may be omitted pursuant to Rule 14a-8(i)(7); and
>
> 2. The Proposal relates to the redress of a personal claim or grievance against the Company (in this case, the Proponent's unsuccessful lawsuit regarding the Company's response to his billing inquiry) and is designed to further the Proponent's personal interests, which are not shared with the other shareholders of the Company, and thus may be omitted pursuant to Rule 14a-8(i)(4).

Legal Analysis

Each of the reasons for omitting the Proposal is discussed below:

Management Function

Rule 14a-8(i)(7) provides that a registrant may omit a proposal from its proxy statement "if the proposal deals **[*4]** with a matter relating to the company's ordinary business operations."

On May 21, 1998, the Division published its Amendments to Rules on Shareholder Proposals (Exchange Act Release No. 40018, May 21, 1998) (the "Release"). The Release provides guidelines as to what matters are covered by the "ordinary business" exclusion established by Rule 14a-8(i)(7). Specifically, the Release identifies two policy considerations underlying the rule:

1. The first consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Two examples of activities cited in the release as falling into this category are management decisions on production quality and quantity and decisions regarding the retention of suppliers.

2. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into a matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Release notes that this consideration may come into play in circumstances "where **[*5]** the proposal involves intricate detail, or seeks to impose specific time-frames or methods of implementing complex policies."

The Proponent seeks to implement through the shareholder proposal process a specific time-frame in which the Company must respond to all customer inquiries. The Company, which provides electric utility service to approximately 1.6 million customers, receives inquiries from its customers on a daily basis. The inquiries relate to a variety of topics, including billing and usage matters, easement questions, tree-trimming requests and other matters incidental to the ordinary business operations of the Company. Inquiries regarding customer service matters are processed by one of the Company's three customer service centers, which employ a total of 284 persons, or by the Company's field service department, which employs 193 persons.

By imposing a specific time-frame for responding to each customer inquiry, the Proposal seeks not only to regulate a routine management function but also to "micro-manage" these functions without consideration of the complexities of the task involved. The Company notes, for example, that the response time to a customer inquiry can vary **[*6]** depending on (i) the nature and complexity of the inquiry, (ii) the extent to which the customer has cooperated with the Company in resolving the inquiry, (iii) the impact of adverse weather or other conditions on Company resources and (iv) the impact of regulations of the Public Utility Commission of the Texas and other state and municipal regulatory agencies.

In support of the omission of the Proposal pursuant to Rule 14a-8(i)(7), the Company refers to the following letters of the Division, all of which relate to shareholder proposals addressing customer relations matters: AT&T Corporation (February 8, 1998) (omission of proposal to compel registrant to adopt certain procedures for handling customer complaints and suggestions excludable as ordinary business operation); American Telephone and Telegraph Company (January 25, 1993) (omission of proposal to initiate audit procedures to track customer correspondence to rectify lack of response by registrant); The Goodyear Tire and

Rubber Company (January 28, 1991) (omission of proposal to establish a committee to study the handling of consumer and shareholder complaints), Transamerica Corporation (January 22, 1986) (omission of proposal **[*7]** to appoint a special board committee to develop and promulgate a code of corporate conduct to cover customer relations); General Motors Corporation (February 13, 1979) (omission of proposal to compel registrant to establish a consumer relations department in order to rectify customer disputes with auto dealers).

Personal Grievance

Rule 14a-8(i)(4) provides that a registrant may omit a proposal from its proxy statement "if the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared with the other shareholders at large."

The Proponent manages a real estate trust that owns various commercial properties in Houston, Texas. In April 1997, the Proponent sued the Company for, among other things, damages relating to the Company's alleged failure to respond promptly to one of his billing inquiries. In his lawsuit, Proponent sought to establish that there was a common law duty on the part of the Company to respond to his billing inquiries within a specified time-frame. In April 1998, the Proponent's lawsuit was dismissed on a motion **[*8]** for summary judgment and Proponent was ordered to pay the Company $ 14,697.09 in outstanding electric service bills together with pre-judgment interest. The Company's counterclaim for recovery of its legal expenses remains pending.

The subject matter of Proponent's lawsuit (the time-frame for responding to customer inquiries) is identical to the subject matter of his shareholder proposal. The supporting statement to the Proposal reads as follows:

> There are instances of HLP [sic] taking months to investigate and report on complaints as to improper billings.... In one case a December 7th complaint was not responded to until February 1st, with a result that utilities on a vacant office building ran thousands of dollars instead of a few hundred dollars, and the dispute of perhaps $ 5,000 has generated attorney fees borne by the Corporation exceeding $ 15,000.

These events and circumstances are reiterated in Proponent's lawsuit:

> On December 7, 1996, plaintiff having a vacant office building in Houston, expecting utility charges of nominal amount for meter charges and possibly occasional temporary lighting charges when premises were shown to a prospective tenant . . . , received **[*9]** a billing for $ 1,885.95, plaintiff asked defendant to 'investigate promptly' and to 'provide me with a prompt response.' There was no response until a few months later.

In support of its omission of the Proposal under Rule 14a-8(i)(8), the Company cites the following responses of the Division: Stations Casinos, Inc. (November 3, 1997 and October 15, 1997) (omission of proposal that related to specific claim of proponent against the registrant) and Unocal Corporation (March 10, 1997) (omission of proposal related to proponent's prior lawsuit against registrant.)

In the Stations Casinos, Inc. letter, a shareholder (the same shareholder that submitted the current Proposal for inclusion in the Company's Proxy Materials) sought to compel the registrant to insert in its proxy materials a recommendation that its Board of Directors "take such action as is necessary to adopt a policy of maintaining reasonable liability insurance to protect its casino property and its guests." The Proponent's supporting statement, like the Proponent's supporting statement for his current Proposal, described the facts and circumstances of his previous unsuccessful lawsuit against the registrant, which lawsuit **[*10]** involved the alleged theft of his client's personal property while a guest at one of the registrant's hotels. The Division, noting that the proposal related to a specific claim of Proponent against the registrant, concurred in its omission pursuant to Rule 14a-(8)(c)(4).

The Division reached an identical conclusion with respect to a shareholder proposal submitted to Unocal Corporation by a different proponent. In this case, the proponent sought to include in registrant's proxy materials a proposal requiring the registrant to make certain disclosures about underground storage tanks underlying properties sold by the registrant to third parties. The subject matter of the proposal was identical to that asserted in proponent's previous unsuccessful lawsuit against the registrant. The Division concurred in the registrant's omission of the proposal pursuant to Rule 14a-8(c)(4).

Conclusion

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 1999 Proxy Materials.

In the event the Staff disagrees with any conclusion expressed herein, or should any information **[*11]** in support or explanation of the Company's position be required, we would appreciate an opportunity to confer with the Staff before issuance of its response. Moreover, the Company reserves the right to submit to the Commission additional bases upon which the Proposal may properly be omitted from the proxy statement.

If you should have any questions or comments regarding the foregoing, please contact the undersigned at (713) 207-7265 or Paul Castanon at (713) 207-7461. We ask that you acknowledge receipt of this letter and its enclosures by stamping the enclosed additional copy of this letter and returning it in the self-addressed stamped envelope.

We appreciate your attention to this request.

Very truly yours,

Hugh Rice Kelly

EXHIBIT A

SCHAEFER & ASSOCIATES

Law Offices

4440 S. MARYLAND PKWY.

STE. 208-222

LAS VEGAS, NV. 89119

TEL. (702) 792-6710

FAX (702) 792-6721

PAGER (702) 678-9538

July 2, 1998

[EDITOR'S NOTE: TEXT WITHIN THESE SYMBOLS [O> <O] IS OVERSTRUCK IN THE SOURCE.]

O>Don D. Jordan<O, Chairman
Houston Industries
PO Box 4567
Houston, Tx. 77210-4567

Re: **Videotape of 1998 annual shareholders meeting**

This is offered in HI QUARTERLY, but phone inquiry to 1-800-HOU-3020 **[*12]** merely invites inquiries about reports and quarterly mailings; I ask you to forward a copy of this letter to someone as a request for copy of said Tape.

Re: **Shareholder Proposal for 1999 Shareholders Meeting**

Pursuant to Rule 14b, Securities Act of 1934, and related provision, undersigned owning for more than one year more than $ 1000 in common stock of the Company, the following is submitted for inclusing in Proxy Material:

MICHAEL SCHAEFER, TRUSTEE, 4440 S. Maryland Pkwy #208-222, Las Vegas, NV. indicates that he will introduce the following proposal for consideration by shareholders at the 1999 annual meeting.

> RESOLVED that shareholders assembled in person and by proxy recommend that the Board of Directors take such action as is appropriate to insure that usage or billing complaints from customers of Houston Lighitn & Power Co. be responded to by investigation and report-to-customer within ten (10) days of receipt of said inquiry.

STATEMENT IN SUPPORT:

There are instances of HLP taking months to investigate and report on complaints as to improper billings that may involve substantial waste of utility services and impose artificial high billings on customers. In one case **[*13]** a December 7th complaint was not responded to until February 1st, with a result that utilities on a vacant office building ran thousands of dollars instead of a few hundred dollars, and the dispute of perhaps $ 5,000 has generated attorney fees borne by the Corporation exceeding $ 15,000. Such incidents may be commonplace, and as a matter of corporate policy must be avoided and discouraged if our utility company is to avoid scrutiny of regulators, the legislative bodies, and the media, as to their concern for their customers situation as well as corporate profit line, our company operative in a noncompetitive posture as to its electric services having responsibilities to the community and its patrons to be as responsive as any part of the commercial world.

It may be true that a December 7th complaint comes at the time of seasonal holiday office parties, employees taking leave to travel throughout the United States to spend Christmas with families, and the level of service may suffer yearend. But every patron, whether a modest household account or a large commercial building account, is entitled to response from their sole supplier of electricity within a matter of a week, in avoidance **[*14]** of both waste on the part of our Company and inappropriate billings inconsistent with reasonable expectations of the company.

Please mark your proxy FOR the above proposal, or it will be automatically voted AGAINST, and the status-quo will continue.

Re: **Shareholder list**

Please quote me the cost of providing a current shareholder's list so that solicitation may be considered for election to the Board of Directors, for proposition material to be circulated in support of the shareholders Rule 14b proposal and for or against any other proposal advanced by either management or a shareholder, and for evaluation of where our ownership exists, geographically, and to provide basis for recommendation of a plan to eliminate holdings of less than 10 shares, such holdings being such that liquidation of same by an investor is confiscatory of value due to high brokerage costs when applied to very modest transaction, the company being in a position to reduce its shareholder expenses and do small shareholders a favor by providing no-cost liquidation of their modest investments, shareholder wishing to determine the extent of the situation from our own corporate records.

Respectfully submitted,
[*15]
MICHAEL SCHAEFER, TRUSTEE

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 16, 2002

The proposal recommends that the board of directors establish "improved quality control procedures for advertisements in the Yellow Pages."

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., customer relations). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Verizon relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor